

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 10, 2017

<u>Via E-mail</u>
William Restrepo
Chief Financial Officer
Nabors Industries Ltd.
Crown House Second Floor
4 Par-la-Ville Road,
Hamilton, HM08 Bermuda

  Re: **Nabors Industries Ltd.**
    Form 10-K for the Fiscal Year Ended December 31, 2016
    Filed February 28, 2017
    File No. 1-32657

Dear Mr. Restrepo:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Brad Skinner

        Brad Skinner
        Senior Assistant Chief Accountant
        Office of Natural Resources